

Mail Stop 4720

March 28, 2018

Mr. Brian S. Davis
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

      Re: **Home Bancshares, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 27, 2018
          File No. 000-51904

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measurements, page 91

1. We note your non-GAAP presentations on page 92 of Average Contractual Yield on Loans, Average Contractual Cost of Deposits, and Net Interest Margin exclude the impact of purchase accounting. It appears that disclosing financial metrics simply excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial metrics that exclude the impact of purchase accounting.

2. We note your presentation of numerous non-GAAP measures labeled as "core" or providing adjustments for "non-fundamental" and "non-core" items. Please revise future filings to change the name of these non-GAAP measures and corresponding adjusted items to more accurately reflect its content. In this regard, the use of the word "core" or "non-fundamental" implies you are referring to your most central or essential operations and results. Adjusting for merger costs and gains and for provisions for and recoveries of loan losses, etc. implies that credit losses, credit recoveries, and acquisitions are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, perhaps eliminating the use of the word "core" and "non-fundamental" in its entirety.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services